

INCORPORATED UNDER THE LAWS OF THE
STATE OF NEVADA

NUMBER

SHARES

DESCORP, INC.

25,000,000 AUTHORIZED SHARES $.001 PAR VALUE
NON-ASSESSABLE

CUSIP NO.

SAMPLE

This is to certify that

is the record holder of

shares of DESCORP, INC. *Common Stock*
transferrable on the books of the corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the corporation and the facsimile signatures of its duly authorized officers.

Dated:

SECRETARY

DESCORP, INC. CORPORATE Seal NEVADA

PRESIDENT

COUNTERSIGNED AND REGISTERED BY
FIRST AMERICAN STOCK TRANSFER, INC.
706 EAST BELL ROAD, Suite 202, PHOENIX, ARIZONA 85022

AUTHORIZED SIGNATURE